Filed by Rose Holdco Pte. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: dMY Squared Technology Group, Inc.

Commission File No.: 001-41519

On December 9, 2025, Horizon Quantum Computing Pte. Ltd. (the “Company” or “Horizon”), issued the following communication announcing the debut of Beryllium, a hardware-agnostic, high-level language for programming quantum computers. Horizon is a party to a previously disclosed Business Combination Agreement dated as of September 9, 2025, by and among dMY Squared Technology Group, Inc., Horizon, Rose Holdco Pte. Ltd., Rose Acquisition Pte. Ltd., and Horizon Merger Sub 2, Inc.

Horizon Quantum to Debut Object-Oriented Language for Programming Quantum Computers

SINGAPORE – December 9, 2025 – Horizon Quantum Computing Pte. Ltd. (“Horizon Quantum”), a pioneer of software infrastructure for quantum applications, today announced the debut of Beryllium, a hardware-agnostic, high-level language for programming quantum computers.

Beryllium is an object-oriented language, allowing developers to start with simple classical and quantum building blocks and progressively create richer, higher-level structures by reusing and extending what they have already defined. This layering of abstraction is designed to empower developers to think in terms of information structure rather than qubits and low-level processing details.

By shifting focus from how information is physically represented and processed in a quantum computer to how it can be structured and transformed, Beryllium is designed to raise the level of abstraction, reducing the need to manage quantum processing directly and making quantum software development more accessible to programmers without deep quantum expertise.

Beryllium is the third of four abstraction layers that Horizon Quantum has been pursuing as part of its ambitious plan to develop technology that bridges classical computer programming and quantum-accelerated implementation.

Developers will be able to access Beryllium through Triple Alpha, Horizon’s integrated development environment. Beryllium will sit alongside Triple Alpha’s other Turing-complete languages: Helium—a BASIC-like language that supports concurrent classical/quantum workflows—and Hydrogen—a portable, assembly-like language that allows for general control flow.

“At Horizon Quantum, we believe that enabling conventional software developers to harness quantum computers will be key to unlocking new applications,” said Dr. Joe Fitzsimons, founder and CEO of Horizon Quantum. “We believe Beryllium is an important milestone, as we introduce the abstraction needed to bridge the gap between classical and quantum programming.”

Horizon Quantum will preview Beryllium this week at Q2B Silicon Valley, a leading quantum technology conference. The company will also introduce additional technological progress across its software stack, including new pulse-level capabilities and the ability to execute its Hydrogen code directly on control systems hardware.

About Horizon Quantum

Horizon Quantum’s mission is to unlock broad quantum advantage by building software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems.

Founded in 2018 by Dr. Joe Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company seeks to bridge the gap between today’s hardware and tomorrow’s applications through the creation of advanced quantum software development tools. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at different levels of abstraction.

Additional Information about Horizon Quantum’s Business Combination and Where to Find It

In connection with Horizon Quantum’s previously announced business combination (the “Business Combination”) with dMY Squared Technology Group, Inc. (“dMY”), Horizon Quantum Holdings Ltd. (“Holdco”) and Horizon Quantum will file a registration statement on Form F-4 relating to the Business Combination and certain other matters (the “Registration Statement”), which will include a preliminary proxy statement of dMY and a preliminary prospectus of Holdco with respect to the securities to be offered in the Business Combination. After the Registration Statement is declared effective, dMY will mail a definitive proxy statement/prospectus to its shareholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at a special meeting of shareholders of dMY (the “Special Meeting”). This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY, Holdco and Horizon Quantum may also file other documents with the U.S. Securities and Exchange Commission (the “SEC”) regarding the Business Combination. dMY’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about dMY, Horizon Quantum, Holdco, and the Business Combination. The documents filed by dMY, Holdco and Horizon Quantum with the SEC also may be obtained free of charge upon written request to dMY at dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Horizon Quantum, Holdco and dMY and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY’s directors and officers in dMY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025 (the “dMY Annual Report”) or its subsequent quarterly reports. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Horizon Quantum’s, Holdco’s and dMY’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Disclaimer

Past performance by Horizon Quantum’s or dMY’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon Quantum’s or dMY’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Horizon Quantum or dMY will, or are likely to, generate going forward.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” with respect to dMY, Holdco and Horizon Quantum. The expectations, estimates, and projections of the businesses of Horizon Quantum and dMY may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations that Horizon Quantum will be able to integrate access to its testbed with its Triple Alpha system, Beryllium’s ability to provide higher levels of abstraction and utility to Horizon Quantum’s users, and that Beryllium will be portable across any hardware system. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by dMY, Holdco or Horizon Quantum; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond dMY’s, Holdco’s, or Horizon Quantum’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and dMY, Holdco, and Horizon Quantum therefore caution against placing undue reliance on any of these forward-looking statements.

Many of these factors are outside of the control of dMY, Holdco and Horizon Quantum and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination the business combination agreement, dated September 9, 2025, among dMY, Holdco, Horizon Quantum and the other parties thereto (the “Business Combination Agreement”); (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the Business Combination Agreement; (3) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Horizon Quantum and dMY or other conditions to closing the Business Combination; (4) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) Horizon Quantum’s ability to scale and grow its business, and the advantages and expected growth of Horizon Quantum; (6) the cash position of Horizon Quantum following closing of the Business Combination; (7) the inability to obtain or maintain the listing of Holdco’s securities on the New York Stock Exchange, the NYSE American, or Nasdaq following the Business Combination; (8) the risk that the announcement and pendency of the Business Combination disrupts Horizon Quantum’s current plans and operations; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Holdco to grow and manage growth profitably and source and retain its key employees; (10) costs related to the Business Combination; (11) changes in applicable laws and regulations or political and economic developments; (12) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (13) Horizon Quantum’s estimates of expenses and profitability; (14) the amount of redemptions by dMY public shareholders in connection with the Business Combination; (15) difficulties operating Horizon Quantum’s quantum processor and the possibility that the quantum processor does not provide the advantages that Horizon Quantum expects; (16) the ability of Horizon Quantum to integrate access to its quantum computing test bed within its Triple Alpha platform; (17) the ability of our coding languages to provide additional abstraction when compared to other quantum computing solutions; (18) the ability to successfully or timely consummate the private placement of an aggregate of approximately $110 million of Holdco’s Class A ordinary shares with certain institutional and accredited investors, qualified institutional buyers and strategic investors; (19) the entry into the side letter, dated December 4, 2025, among Horizon Quantum, Holdco, dMY, and IonQ, Inc. (the “Side Letter”), and our ability to recognize the benefits of the Side Letter; and (20) other risks and uncertainties included in the “Risk Factors” sections of the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and other documents filed or to be filed with the SEC by Horizon Quantum, Holdco and dMY. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum, Holdco and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Contact

Yanina Blaclard
yanina@horizonquantum.com

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